Exhibit 99.1

1 May, 2012

ICON plc
Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 30 April, 2012 it purchased for cancellation 40,700 Ordinary Shares, at an average price of $22.00.

Following the cancellation of these shares, the Company will have 60,149,391 Ordinary Shares in issue.